___________________

Form 6-K
___________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road
Shanghai 200233
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTEN

Description	Page

Signature	3

Exhibit 99.1 — Second Quarter Fiscal 2010 Results Dated August 9, 2010	4

Exhibit 99.2 — 2010 Second Quarter Results Presentation Dated August 9, 2010	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: August 9, 2010

Exhibit 99.1

GIANT INTERACTIVE ANNOUNCES
SECOND QUARTER FISCAL 2010 RESULTS

SHANGHAI, PRC — August 9, 2010 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the second fiscal quarter ended June 30, 2010.

Second Quarter 2010 Highlights:

•	Net revenue was RMB321.7 million (US$47.4 million), compared to RMB304.4 million in the first quarter 2010 and RMB364.1 million in the second quarter 2009.

•
Gross profit was RMB274.8 million (US$40.5 million), compared to RMB259.3 million in the first quarter 2010 and RMB309.5 million in the second quarter 2009.  Gross profit margin for the second quarter 2010 was 85.4%.

•
Net income attributable to the Company’s shareholders was RMB186.0 million (US$27.4  million), compared to RMB185.2 million in the first quarter 2010 and RMB231.9 million in the second quarter 2009. The margin of net income attributable to the Company’s shareholders for the second quarter 2010 was 57.8%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.82 (US$0.12) and RMB0.79 (US$0.12), respectively, compared to basic and diluted earnings per ADS of RMB0.82 and RMB0.79, respectively, for the first quarter 2010, and basic and diluted earnings per ADS of RMB1.03 and RMB0.99, respectively, for the second quarter 2009.  Each ADS represents one ordinary share.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB193.1 million (US$28.5 million), compared to RMB189.7 million in the first quarter 2010 and RMB239.8 million in the second quarter 2009.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 60.0%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB0.85 (US$0.13) and RMB0.82 (US$0.12), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB0.84 and RMB0.81, respectively, for the first quarter 2010, and basic and diluted non-GAAP earnings per ADS of RMB1.06 and RMB1.03, respectively, for the second quarter 2009.

•	Active Paying Accounts (“APA”) for online games was 1,435,000, an increase of 4.5% from the first quarter 2010 and an increase of 19.2% from the second quarter 2009.

•	Average Revenue Per User (“ARPU”) for online games was RMB223.0, an increase of 1.4% from the first quarter 2010 and a decrease of 25.7% from the second quarter 2009.

•	Average Concurrent Users (“ACU”) for online games was 670,000, an increase of 13.9% from the first quarter 2010 and an increase of 48.0% from the second quarter 2009.

•	Peak Concurrent Users (“PCU”) for online games was 1,657,000, an increase of 2.8% from the first quarter 2010 and an increase of 15.0% from the second quarter 2009.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “We are pleased to report consecutive quarters of sequential top-line growth, as players continue to respond positively to our ZT Online segmentation strategy and portfolio diversification initiative.  Looking at our key operating metrics, we are encouraged by the ongoing expansion of our overall player base.  The 19.2% year-over-year rise in APA demonstrates that we are successfully attracting a broader range of players across various spending habits and fostering a healthier, more sustainable revenue base.”

“Much of our recent strategy centers on keeping players engaged by providing ongoing content and feature upgrades.  New expansion packs and enhancements within our ZT Online series are successfully meeting the evolving preferences of online gamers in China, and adjustments made to our pipeline games based on user feedback will help increase the potential for success of future commercial launches. During the second quarter, we launched marketing campaigns to promote our new games King of Kings III and XT Online, which diversified our product portfolio and attracted different types of players, meeting our initial expectations.”

“We have made sound progress in recent quarters and I believe we are well poised to continue on this trajectory going forward.  We expect continued top-line growth in the third quarter 2010 as our current games gain further traction among their respective target audiences, with additional support from our pipeline games following their commercial launches in the coming quarters.”

Second Quarter Fiscal 2010 Unaudited Financial Results

Net Revenue.  Net revenue for the second quarter 2010 was RMB321.7 million (US$47.4 million), representing a 5.7% increase from RMB304.4 million in the first quarter 2010 and an 11.7% decrease from RMB364.1 million in the second quarter 2009.

Revenue from online games in the second quarter totaled RMB313.8 million (US$46.3 million), representing an increase of 6.4% from RMB294.8 million in the first quarter 2010 and a 13.1% decrease from RMB361.2 million in the second quarter 2009.  Online game net revenue increased sequentially primarily due to the continuing recovery of ZT Online, as well as the contribution of recently launched games such as King of Kings III and XT Online.  The year-over-year quarterly decrease was due to the cancellation of select in-game monetization features during the third quarter 2009.

ACU for online games in the second quarter 2010 was 670,000, representing a 13.9% sequential increase and a 48.0% increase over the second quarter 2009.  PCU for online games in the second quarter 2010 was 1,657,000, representing a 2.8% sequential increase and a 15.0% increase over the second quarter 2009.  ACU and PCU were up on a sequential basis due to the increase in user base for ZT Online and various new games.  ARPU for online games in the second quarter 2010 increased 1.4% sequentially and decreased 25.7% year-over-year quarterly to RMB223.0.  ARPU increased slightly on a sequential basis, but remained at lower than historic levels as Giant’s new games target various audiences with a broader range of spending habits.  APA for online games in the second quarter 2010 increased 4.5% sequentially and increased 19.2% from the second quarter 2009 to 1,435,000.  The sequential and year-over-year increases in APA are attributable to the growth in users subscribing for paying accounts within the Company’s flagship ZT Online and newly launched games.

Cost of Services.  Cost of services was RMB46.9 million (US$6.9 million), representing an increase of 3.9% from the first quarter 2010 and a 14.0% decrease from the second quarter 2009.  The sequential increase of cost of services was mainly due to the amortization of the intangible asset of King of Kings III upon its open beta launch in the second quarter 2010.

Gross Profit and Gross Margin.  Gross profit for the second quarter 2010 was RMB274.8 million (US$40.5 million), representing a 6.0% sequential increase and an 11.2% year-over-year quarterly decrease.  Gross margin for the second quarter 2010 was 85.4%, essentially flat compared to 85.2% in the first quarter 2010 and 85.0% in the second quarter 2009.

Operating Expenses. Total operating expenses for the second quarter 2010 were RMB94.2 million (US$13.9 million), representing an increase of 16.6% from RMB80.8 million in the first quarter 2010 and a rise of 25.5% from RMB75.1 million in the second quarter 2009.  The sequential increase in operating expenses is mainly attributable to the increase in marketing activities for the promotion of new games.

Research and product development (“R&D”) expenses for the second quarter 2010 decreased 1.8% sequentially to RMB33.1 million (US$4.9 million) from RMB33.7 million in the first quarter 2010 and increased 14.2% year-over-year quarterly from RMB29.0 million in the second quarter 2009.  The R&D expenses remain stable sequentially while the year-over-year increase was mainly due to the recruitment of additional R&D talents for the development of new game projects.

Sales and marketing (“S&M”) expenses were RMB45.4 million (US$6.7 million) in the second quarter 2010, up 53.3% sequentially from RMB29.6 million as the Company launched marketing campaigns for King of Kings III and XT Online during the second quarter 2010.  S&M expenses were up 87.9% year-over-year from RMB24.2 million as Giant had limited its market activities last year.

General and administrative expenses (“G&A”) for the second quarter 2010 were RMB25.7 million (US$3.8 million), up 1.0% from RMB25.5 million in the first quarter 2010, and down 19.5% from RMB31.9 million in the second quarter 2009.  The sequential increase was mainly caused by a one-time consulting fee related to human resources purposes and additional compensation expenses recognized for the new grant of restricted shares.  The year-over-year quarterly decrease in G&A expenses was mainly attributable to management’s strict control over expenses.

Financial Incentive.  The financial incentive, which mainly relates to sales tax received from the municipal government, was RMB10.0 million (US$1.5 million) in the second quarter 2010, a sequential increase of approximately RMB2.0 million (US$0.3 million).  These proceeds mainly relate to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

Interest Income.  Interest income for the second quarter 2010 was RMB30.5 million (US$4.5 million), compared to RMB31.2 million in the first quarter 2010 and RMB23.0 million in the second quarter 2009.

Income Tax.  Income tax expense for the second quarter 2010 was RMB20.0 million (US$3.0 million), compared to income tax expense of RMB21.6 million in the first quarter 2010 and income tax expense of RMB25.9 million in the second quarter 2009.

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the second quarter 2010 was RMB186.0 million (US$27.4 million), an increase of 0.4% from RMB185.2 million in the first quarter 2010 and a year-over-year decrease of 19.8% from RMB231.9 million. Net income attributable to the Company’s shareholders increased sequentially as a result of the increase in online game revenue.  The margin of net income attributable to the Company’s shareholders was 57.8% for the second quarter 2010, compared to 60.9% in the first quarter 2010 and 63.7% in the first quarter 2009.

Cash, Cash Equivalents, Short-Term Investments and Held-To-Maturity Investments.  As of June 30, 2010, Giant’s cash, cash equivalents, short-term investments and held-to-maturity securities totaled RMB5,496.9 million (US$810.6 million), compared to RMB5,540.1 million as of March 31, 2010.  The sequential decrease was due to the cash payout of approximately US$40.9 million in dividend payments to shareholders during the second quarter 2010, which offset the increase in cash generated by the Company’s operating business during the same quarter.

Share Repurchase Program. In August 2009, Giant implemented a share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs. To date, the Company did not repurchase any shares under the plan, which would expire on August 30, 2010. In August, 2010, the Board of Directors decided to extend  the term of the  plan for one additional year, unless further extended or shortened by the Board of Directors, as under the board resolution and as defined by SEC regulations.

Business Highlights and Outlook

ZT Online Series— The Company released new features for the original ZT Online, which attracted former players back to the game.  These features include an intense PK competition mode for players of similar levels, elaborate armors, and other enhancements and innovative gameplay.  An embedded interactive voice system was added to ZT Online Classic Edition to permit instant voice communication between players within the game.  On July 31, 2010, Giant launched ZT Online Green Edition’s first expansion pack, which features new ways to capture and raise pets and animals for transportation and battle, as well as user-generated skills-enhancing systems.

Giant Online— During the second quarter 2010, Giant Online celebrated its two-year anniversary with the release of various holiday promotions.  The next expansion pack is expected to be released at the end of August 2010 and revolves around battles in space.  Giant Online will be licensed to Taiwan and is currently under localization and tailoring to that market.  It is expected to be released toward the end of September 2010.

King of Kings III — Since the launch of the open beta testing in April 2010, King of Kings III has generated substantial interest with a growing base of loyal players.  At the end of July 2010, the Company launched the first expansion pack for King of Kings III, which includes new maps for Dragon Island, raising baby dragons, dragon ball collecting, flying abilities during battles in sky, and a marriage system.

ZT Online 2— The upcoming sequel to the Company’s flagship game features brand new 2D graphics with vivid background and artwork, enriched gameplay, embedded casual farming experiences, magical pet raising system, and a more balanced in-game economy.  During the second quarter 2010, the Company conducted a second small-scale engineering testing with over 2,000 participants, and is currently enhancing the game based on feedback from gamers.  ZT Online 2 is expected to begin limited closed beta testing during the fourth quarter 2010.

XT Online— The Company launched closed beta testing for XT Online in May 2010 and is expecting to release a revised version of the game in August 2010 featuring new instance dungeons, playing modes, and other updates based on feedback from gamers.  Currently, the Company plans to begin open beta testing around the fourth quarter 2010.

Dragon Soul— Dragon Soul is a 3D ancient Chinese PK MMORPG developed by the Company’s internal R&D team based in Chengdu, Sichuan.  During the second quarter 2010, the Company made additional enhancements to the game based on feedback collected during the limited close beta testing phase in the first quarter 2010.  Additional features include customizable farms for players to find respite from its intensified PK mode.  Dragon Soul is expected to begin close beta testing during the third quarter 2010.

The Golden Land— An updated version of Golden Land, which features an improved Player versus Environment “PvE” system, was released in April 2010 and has been well received by players.  During the second quarter 2010, the Company started to jointly operate Golden Land with various domestic internet portals, bringing additional traffic to the game.  Golden Land has been exported to Taiwan and has quickly become one of the top webgames in Taiwan.  The Company recently signed license agreements to export the game to Brazil, Turkey and Japan.

Elsword — Elsword is a 3D side-scrolling, advanced casual game developed by KOG of South Korea Co., Ltd. (“KOG”).  The game has proven popular in South Korea, Japan, and Taiwan, and the Company signed an exclusive agreement with KOG to operate Elsword in mainland China.    The game is currently under further localization and expected to begin engineering testing in the fourth quarter 2010.

Allods Online— Allods Online is a 3D free-to-play MMORPG developed by Astrum Nival, LLC (“Astrum Nival”), a studio owned by Mail.Ru Inc. (“Mail.Ru”).  The Company began localizing and tailoring the game to Chinese gamers’ preferences in the second quarter 2010, and expects to begin limited engineering testing towards the end of 2010.

Third Quarter 2010 Guidance—For the third quarter 2010, the Company expects the ZT Online series of games and other games in our product portfolio to carry on the positive momentum experienced thus far in 2010.  As a result, the Company expects continued top-line growth in the third quarter 2010.

Conference Call

Giant’s senior management will host a conference call on August 9, 2010 at 9:00 pm (US Eastern Time) / 6:00 pm (US Pacific Time), which is August 10, 2010 at 9:00 am (Beijing Time) to discuss its 2010 second quarter financial results and recent business activity. The conference call may be accessed by calling +1 866 356 3093 (for callers in the US), +86 10 800 130 0399 (for Telecom callers in Southern China), +86 10 800 852 1490 (for Netcom callers in Southern China), +86 10 800 152 1490 (for Telecom callers in Northern China) or +1 617 597 5381 (for callers outside of the US and China) and entering passcode 42213654.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available starting 12:00 am (US Eastern Time) on August 10, 2010, by calling +1 888 286 8010 (for callers in the US) or +1 617 801 6888 (for callers outside the US) and entering passcode 56233363.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.7815, which was the noon buying rate as of June 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods.  Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2009	2010	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	231,900,507	185,249,203	186,022,043	27,430,811

Share-based compensation	7,896,476	4,437,390	7,054,023	1,040,186

Non-GAAP net income attributable to the Company’s shareholders:	239,796,983	189,686,593	193,076,066	28,470,997

Non-GAAP earnings per share:

Basic	1.06	0.84	0.85	0.13
Diluted	1.03	0.81	0.82	0.12

Weighted average ordinary shares:

Basic	225,962,544	226,905,943	227,233,796	227,233,796
Diluted	233,923,536	234,423,481	234,089,527	234,089,527

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments.  Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, King of Kings III, The Golden Land, XT Online, and My Sweetie.  Giant has several additional online games that it intends to launch, including ZT Online 2, Dragon Soul, Allods Online, and Elsword.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of June 30, 2010 consisted of over 130 distributors, and reached over 96,000 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our business outlook for the third quarter of 2010, the ability of ZT Online series to attract players and extend its life cycle with the enhancement introduced in the second quarter 2010, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2009, as filed with the Securities and Exchange Commission on June 7, 2010, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2009.  Our actual results of operations for the second quarter 2010 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:
Investor Contact (Shanghai): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 6451 1258 ir@ztgame.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Jason Marshall Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	June 30,	March 31,	June 30,	June 30,
	2009	2010	2010	2010
ASSETS	(RMB)	(RMB)	(RMB)	(US$)
Current assets:
Cash and cash equivalents	2,256,439,481	1,258,511,595	2,673,694,945	394,263,061
Prepayments and other current assets	50,845,363	135,318,573	103,485,163	15,259,922
Accounts receivable	1,257,511	8,503,479	16,275,111	2,399,928
Due from a related party	-	3,592	3,572	527
Inventories	832,660	531,462	353,439	52,118
Deferred tax assets	70,227,540	72,690,876	76,447,887	11,273,005
Short-term investments	2,777,975,000	3,781,575,000	2,323,180,000	342,576,126
Available-for-sale securities	35,978,013	-	-	-

Total current assets	5,193,555,568	5,257,134,577	5,193,440,117	765,824,687
Non-current assets:
Property and equipment, net	200,573,072	162,035,634	149,935,585	22,109,502
Intangible assets, net	110,406,132	120,244,401	116,565,240	17,188,710
Due from R&D entity partners	-	11,880,000	13,185,600	1,944,349
Goodwill	6,224,587	6,224,587	6,224,587	917,878
Investment in an equity investee	-	2,915,756	2,787,260	411,009
Available-for-sale securities	444,341,125	441,717,532	427,248,585	63,002,077
Held-to-maturity securities	-	500,000,000	500,000,000	73,730,001
Deferred tax assets	7,942,688	11,440,026	11,686,618	1,723,309
Other assets	85,100,135	84,225,245	102,711,524	15,145,841

Total non-current assets	854,587,739	1,340,683,181	1,330,344,999	196,172,676

Total assets	6,048,143,307	6,597,817,758	6,523,785,116	961,997,363

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	112,112,791	82,969,129	103,541,179	15,268,183
Advances from distributors	63,696,908	65,535,828	53,588,141	7,902,107
Deferred revenue	345,580,565	337,988,705	352,121,774	51,923,877
Unrecognized tax benefit	8,761,075	10,910,241	11,838,570	1,745,716
Dividend payable	-	-	-	-
Tax payable	3,089,732	1,929,077	9,795,947	1,444,510
Deferred tax liabilities	300,367	763,138	1,401,752	206,702

Total current liabilities	533,541,438	500,096,118	532,287,363	78,491,095

Non-current liabilities:
Deferred tax liabilities	-	362,334	303,722	44,787

Total non-current liabilities	-	362,334	303,722	44,787

Total liabilities	533,541,438	500,458,452	532,591,085	78,535,882

Shareholders’ equity
Ordinary shares	417	417	417	61
(par value US$0.0000002 per share;
500,000,000 shares authorized as at June 30, 2009, March 31, 2010 and June 30, 2010  respectively; 263,110,626 shares issued and 226,441,541 shares outstanding at June 30, 2009,  263,110,626 shares issued and 227,071,403 shares outstanding at March 31, 2010,  263,110,626 shares issued and 227,348,625 shares outstanding at June 30, 2010)

Additional paid-in capital	6,016,036,431	6,044,070,848	6,054,941,806	892,861,728
Statutory reserves	43,890,273	43,890,273	43,890,273	6,472,060
Accumulated other comprehensive loss	(182,407,839)	(222,632,263)	(247,350,587)	(36,474,318)
Retained earnings	1,811,144,784	2,391,915,665	2,298,814,714	338,983,221
Treasury stock	(2,176,792,033)	(2,176,792,033)	(2,176,792,033)	(320,989,756)

Total shareholders’ equity	5,511,872,033	6,080,452,907	5,973,504,590	880,852,996

Non controlling interest	2,729,836	16,906,399	17,689,441	2,608,485

Total equity	5,514,601,869	6,097,359,306	5,991,194,031	883,461,481

Total liabilities and equity	6,048,143,307	6,597,817,758	6,523,785,116	961,997,363

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	30-June	31-Mar	30-June	30-June
	2009	2010	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	361,187,903	294,785,770	313,794,352	46,272,116
Licensing revenue	2,886,593	9,454,605	7,551,922	1,113,606
Other revenue, net	15,108	169,342	306,533	45,201

Total net revenue	364,089,604	304,409,717	321,652,807	47,430,923

Cost of services	(54,542,858)	(45,140,545)	(46,886,113)	(6,913,826)

Gross profit	309,546,746	259,269,172	274,766,694	40,517,097

Operating (expenses) income:
Research and product development expenses	(29,000,215)	(33,732,484)	(33,125,895)	(4,884,745)
Sales and marketing expenses	(24,154,678)	(29,606,702)	(45,393,654)	(6,693,748)
General and administrative expenses	(31,943,066)	(25,476,209)	(25,729,485)	(3,794,070)
Government financial incentives	10,000,000	8,000,000	10,000,000	1,474,600

Total operating expenses	(75,097,959)	(80,815,395)	(94,249,034)	(13,897,963)

Income from operations	234,448,787	178,453,777	180,517,660	26,619,134

Interest income	22,960,827	31,247,683	30,454,426	4,490,810
Other income (expense), net	343,347	(3,504,035)	(6,227,159)	(918,257)

Income before income tax expenses, and share of loss of an equity investee	257,752,961	206,197,425	204,744,927	30,191,687

Income tax expense	(25,880,718)	(21,632,185)	(20,041,347)	(2,955,297)
Share of loss of an equity investee	-	(84,244)	(128,496)	(18,948)

Net income	231,872,243	184,480,996	184,575,084	27,217,442

Net loss attributable to non controlling interest	28,264	768,207	1,446,959	213,369

Net income attributable to the Company’s shareholders	231,900,507	185,249,203	186,022,043	27,430,811

Other comprehensive loss, net of tax
Foreign currency translation	(1,593,290)	(738,249)	(12,480,121)	(1,840,319)
Unrealized holding loss	(14,808,606)	(9,123,885)	(12,238,203)	(1,804,645)

Total other comprehensive loss, net of tax	(16,401,896)	(9,862,134)	(24,718,324)	(3,644,964)

Comprehensive income	215,498,611	175,387,069	161,303,719	23,785,847

Earnings per share:

Basic	1.03	0.82	0.82	0.12
Diluted	0.99	0.79	0.79	0.12

Weighted average ordinary shares:

Basic	225,962,544	226,905,943	227,233,796	227,233,796
Diluted	233,923,536	234,423,481	234,089,527	234,089,527

Exhibit 99.2

# 2010 Second Quarter Results Presentation

August 9, 2010

GIANT

# Giant Interactive Group

## A Leading Online Game Developer & Operator

© 2010 Giant Interactive Group, Inc. All Rights Reserved

# Giant: NYSE Listed

GIANT

| | |
|---|---|
| **NYSE IPO:** | **November 1, 2007** |
| **Ticker:** | **GA** |
| **Market Cap:** | **US$1.6 Billion**<br>*Aug 6, 2010* |
| **Fully Diluted Shares:** | **Approximately 234 Million** |

| ***About Giant:*** | |
|---|---|
| Headquarters: | **Shanghai, China** |
| Employees: | **Approximately 2,500 including 1,350 liaison personnel** |
| Investor Information: | **www.ga-me.com** |

GA LISTED NYSE

© 2010 Giant Interactive Group, Inc. All Rights Reserved

4

# Key Operational and Financial Highlights

© 2010 Giant Interactive Group, Inc. All Rights Reserved

# Key Quarterly Operating Metrics

GIANT

Active Paying Accounts (APA)
Accounts in Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,236
1,204
1,108
1,138
1,373
1,435
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Average Concurrent Users (ACU)
Users in Thousands
700
600
500
400
300
200
100
0
531
453
426
485
588
670
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Average Revenue per User (ARPU)
RMB
400
350
300
250
200
150
100
50
0
300
300
259
241
220
223
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Peak Concurrent Users (PCU)
Users in Thousands
2,500
2,000
1,500
1,000
500
0
1,572
1,440
1,281
1,391
1,611
1,657
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

© 2010 Giant Interactive Group, Inc. All Rights Reserved

6

# Solid Profitability and High Margins

GIANT

Net Revenue
US Dollars in millions
60
50
40
30
20
10
0
54.7
53.3
42.5
40.4
44.6
47.4
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Gross Profit Margin
95%
90%
85%
80%
75%
70%
65%
60%
84.0%
85.0%
84.3%
83.9%
85.2%
85.4%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Net Income
US Dollars in millions
40
35
30
25
20
15
10
5
0
33.9
34.0
29.0
29.0
27.1
27.4
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Net Income Margin
85%
80%
75%
70%
65%
60%
55%
50%
45%
40%
35%
30%
62.1%
63.7%
68.1%
71.7%
60.9%
57.8%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

© 2010 Giant Interactive Group, Inc. All Rights Reserved

7

# Q2 2010 Key Financial Highlights

GIANT

| *(In millions, except EPS data)* | Q2 2010 US$ | Q2 2010 RMB | Q1 2010 RMB | Q-o-Q % | Q2 2009 RMB | Y-o-Y % | Margins |
|---|---|---|---|---|---|---|---|
| Total Net Revenue | 47.4 | 321.7 | 304.4 | 5.7% | 364.1 | -11.7% | |
| Cost of Services | 6.9 | 46.9 | 45.1 | 3.9% | 54.5 | -14.0% | |
| Gross Profit | 40.5 | 274.8 | 259.3 | 6.0% | 309.5 | -11.2% | 85.4% |
| Operating Expenses | 13.9 | 94.2 | 80.8 | 16.6% | 75.1 | 25.5% | |
| Income from Operations | 26.6 | 180.5 | 178.5 | 1.2% | 234.4 | -23.0% | 56.1% |
| Net Income Attributable to the Company's Shareholders | 27.4 | 186.0 | 185.2 | 0.4% | 231.9 | -19.8% | 57.8% |
| Basic EPS (RMB) | | 0.82 | 0.82 | 0% | 1.03 | -20.4% | |
| Diluted EPS (RMB) | | 0.79 | 0.79 | 0% | 0.99 | -20.2% | |

| | | | Q1 2010 US$ | Q-o-Q % | Q2 2009 US$ | Y-o-Y % | |
|---|---|---|---|---|---|---|---|
| Basic EPS (US$) | 0.12 | | 0.12 | 0% | 0.15 | -20.0% | |
| Diluted EPS (US$) | 0.12 | | 0.12 | 0% | 0.15 | -20.0% | |

© 2010 Giant Interactive Group, Inc. All Rights Reserved

8

# Strong Balance Sheet

| (In millions) | Jun 30, 2010 US$ | Jun 30, 2010 RMB | Mar 31, 2010 RMB | Jun 30, 2009 RMB |
|---|---|---|---|---|
| Cash, Cash Equivalents, Short-Term Investments & Held-To-Maturity Investments | 810.6 | 5,496.9 | 5,540.1 | 5,034.4 |
| Current Assets | 765.8 | 5,193.4 | 5,257.1 | 5,193.6 |
| Total Assets | 962.0 | 6,523.8 | 6,597.8 | 6,048.1 |
| Current Liabilities | 78.5 | 532.3 | 500.1 | 533.5 |
| Total Liabilities | 78.5 | 532.6 | 500.5 | 533.5 |
| Shareholders' Equity | 880.9 | 5,973.5 | 6,080.5 | 5,511.9 |
| Non-controlling Interest | 2.6 | 17.7 | 16.9 | 2.7 |
| Total Liability and Equity | 962.0 | 6,523.8 | 6,597.8 | 6,048.1 |

© 2010 Giant Interactive Group, Inc. All Rights Reserved
9

# Operational Updates

© 2010 Giant Interactive Group, Inc. All Rights Reserved

# Flagship Game Segmentation Strategy

GIANT

| Games | Game History and Milestones | Initiatives |
| --- | --- | --- |
| ZT Online | • Launched in January 2006<br>• Self-developed Free-to-Play 2D MMORPG<br>• Multiple expansion packs introduced since launch<br>• Monetization restructuring in 3Q08<br>• Now also available in Vietnam and Russia | Released new features such as an intense PK competition mode, elaborate armors, and other enhancements and innovative gameplay in 2Q10 |
| ZT Online Classic | • Open beta testing launched at end of 3Q08<br>• Original ZT Online features but eliminated all promotional items<br>• Designed to target former ZT Online players and enhance player loyalty | Added an embedded interactive voice system in 2Q10 |
| ZT Online Green | • Open beta testing launched at end of 1Q10<br>• Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity<br>• New maps, skills, items, and other game features | The first expansion pack launched in 3Q10 |
| ZT Online 2 | • Sequel to ZT Online, brand new Free-To-Play 2D MMORPG<br>• Revised economic system targeting gamers of different spending habits to attract more players<br>• Basic game design completed with enhanced graphics, sound effects, # of professions, animation, etc. | The second small-scale engineering testing in 2Q10 with over 2,000 participants, expect limited closed beta testing in 4Q10 |

© 2010 Giant Interactive Group, Inc. All Rights Reserved
11

# A Growing Product Portfolio

GIANT

| Games | Game History and Milestones | Initiatives |
|---|---|---|
| Giant Online | • Open beta testing launched at end of 1Q08<br>• Carried out two-year anniversary promotions in 2Q10 | Next expansion pack expected in August 2010; expect to license to Taiwan in September 2010 |
| My Sweetie | • Part of our Win@Giant program from 1Q09<br>• 2.5D free-to-play casual MMORPG involving virtual pets | Continuous updating and developing a combat version for engineering testing in 4Q10 |
| The Golden Land | • Our first self-developed webgame, with a medieval strategy theme<br>• New version with improved PVE system released in 2Q10<br>• Licensed to Taiwan in 2Q10 | Agreements signed to license to Brazil, Turkey and Japan |
| King of Kings III | • GA acquired rights to operate in China in 2007<br>• Open beta testing began in 2Q10 | The first expansion pack released in July 2010 |
| XT Online | • Part of our Win@Giant program from 2Q09<br>• 2.5D ancient Chinese martial arts MMORPG<br>• Closed beta testing began in 2Q10 | Expect to release revised version in August 2010; Open beta testing expected in 4Q10 |
| Dragon Soul | • 3D ancient Chinese PK MMORPG<br>• Developed by our R&D office in Chengdu, Sichuan<br>• Under limited closed beta testing with further enhancements in 1Q10 | Closed beta testing planned in 3Q10 |
| Elsword | • GA acquired exclusive rights to operate in China in 2010<br>• 3D side-scrolling, advanced casual MMO game developed by KOG of South Korea | Expect to begin engineering testing in 4Q10 |
| Allods Online | • GA acquired exclusive rights to operate in China in 2010<br>• Award-winning Russian 3D free-to-play fantasy MMORPG game with a science fiction twist | Expect to begin limited engineering testing towards end of 2010 |

© 2010 Giant Interactive Group, Inc. All Rights Reserved
12

# Q2 2010 Marketing and Distribution Network

GIANT

## Enhanced Marketing Efficiency in Q2'10

- 330 liaison offices
- 1350 dedicated liaison personnel
- 130 distributors
- 96,000 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

GIANT

**Maximize Player Awareness and Game Recognition to Improve Penetration**

© 2010 Giant Interactive Group, Inc. All Rights Reserved

13

# Business Outlook

© 2010 Giant Interactive Group, Inc. All Rights Reserved

# Growth Strategies

## To Develop and Operate the Largest Online Game Network in Asia

GIANT

1. Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles
2. Introduce Different Genres of Games and Expand Geographical Coverage to Grow Our Player Base
3. Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

© 2010 Giant Interactive Group, Inc. All Rights Reserved
15

# Expanding into New Genres of Online Gaming

GIANT

- Goal: capture gamers with a broader array of preferences
- Initiative: Utilize innovation and creativity derived from Win@Giant Incubation Program to bring games in new genres to market

**Existing Genres of Giant Games**

**Hardcore, combat-centric PK MMORPGs**

***ZT Online* and *Giant Online***

**Expanding into new genres with the help of Win@Giant**

**Hardcore, combat-centric PK MMORPGs**

***ZT Online, Giant Online, King of Kings III, XT Online, ZT Online 2, Dragon Soul,* and *Allods Online***

**Casual MMORPGs**

***My Sweetie***

**Webgames**

***The Golden Land***

**Advanced Casual Games**

***Elsword***

© 2010 Giant Interactive Group, Inc. All Rights Reserved

16